KH 3/9





13030541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2013 Washington DC

SEC FILE NUMBER
8-37854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Calamos Financial Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2020 Calamos Court

(No. and Street)

Naperville	**Illinois**	**60563**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Holloway **630-245-7200**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

OATH OR AFFIRMATION

I, **Curtis Holloway**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Calamos Financial Services LLC**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County/City of DuPage
Commonwealth/State of Illinois
The foregoing instrument was acknowledged before me this 26 day of Feb 2013, by Curtis Holloway
(name of person seeking acknowledgement)
Kelly L. Martin
Notary Public
My Commission Expires: 8/23/16

Notary Public

C Holloway
Signature

VP, Fund Administration
Title


OFFICIAL SEAL
KELLY L MARTIN
NOTARY PUBLIC-STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/23/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALAMOS FINANCIAL SERVICES LLC

Table of Contents



Independent Auditor's Report

To the Member
Calamos Financial Services LLC
Naperville, Illinois

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calamos Financial Services LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Chicago, Illinois
February 27, 2013

CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$1,427,238
Receivables:	
Affiliated funds	633,420
Affiliates	622,776
Securities owned	17,396,828
Prepaid expenses and other assets	237,289
Total assets	$20,317,551

Liabilities and Member's Capital

Payables:	
Brokers	$8,822,855
Affiliates	188,780
Accrued compensation and benefits	4,925,913
Other accrued expenses	207,910
Total liabilities	14,145,458
Contributed capital	31,530,620
Accumulated deficit	(25,358,527)
Total member's capital	6,172,093
Total liabilities and member's capital	$20,317,551

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Operations
Year ended December 31, 2012

Revenues:	
Distribution fees	$60,878,918
Administrative services fees	10,924,902
Commissions	648,415
Interest and dividends	41,755
Gains on securities owned, net	166,445
Total revenues	72,660,435
Expenses:	
Distribution expenses	60,005,135
Employee compensation and benefits	16,310,564
Occupancy and equipment	2,148,590
Marketing and sales promotion	919,530
Other operating expenses	5,649,769
Total expenses	85,033,588
Net loss	$(12,373,153)

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2012

	Contributed capital	Accumulated deficit	Total
Balance at beginning of year	$21,928,958	$(12,965,194)	$8,963,764
Net loss	-	(12,373,153)	(12,373,153)
Contributions from parent	9,500,000	-	9,500,000
Compensation expense recognized under stock incentive plans	169,069	-	169,069
Employee taxes paid on vesting under stock incentive plans	(67,407)	-	(67,407)
Dividend equivalent accrued under stock incentive plans	-	(20,180)	(20,180)
Balance at end of year	$31,530,620	$(25,358,527)	$6,172,093

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2012

Cash flows from operating activities:	
Net loss	$(12,373,153)
Adjustments to reconcile net loss to net cash used in operating activities:	
Compensation expense recognized under stock incentive plans	169,069
Employee taxes paid on vesting under stock incentive plans	(67,407)
Gains on securities owned, net	(166,445)
Net (increase) decrease in assets:	
Receivables from affiliated funds	(199,520)
Net receivables from affiliates	9,219
Securities owned	5,222,046
Prepaid expenses and other assets	(64,256)
Net increase (decrease) in liabilities:	
Payables to brokers	(1,815,294)
Accrued compensation and benefits	13,179
Other accrued expenses	(37,989)
Net cash used in operating activities	(9,310,551)
Cash flows provided by financing activities:	
Contributions from parent	9,500,000
Net cash provided by financing activities	9,500,000
Net increase in cash	189,449
Cash at beginning of year	1,237,789
Cash at end of year	$1,427,238

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Notes to Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Investments LLC (Calamos Investments). Calamos Asset Management, Inc. (CAM) is the sole manager of Calamos Investments and operates and controls all of the business and affairs of Calamos Investments. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, acts as the sole distributor of the Calamos domestic open-end funds (collectively the Funds). As such, the Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

Because the Company operates primarily with the purpose of distributing open-end funds and does not hold customer funds or safekeep customer securities, it is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission, and is exempt from including Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Securities Owned

The Company carries its securities owned at fair value, which is determined based upon quoted prices in active markets. The Company records securities owned on a trade date basis.

Financial Instruments

The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Revenues

Distribution fees consist of Rule 12b-1 distribution and service fees from the Funds that are earned on the distribution of open-end funds. These fees are accrued monthly and are based on the average daily assets of the Funds. Commission revenues are recognized on trade date. Administrative service fees are received for services provided to shareholders and prospective shareholders of the Funds. These fees are accrued monthly and are based on the average monthly assets of the Funds and the shares sold as a result of the Company's wholesaling activities.

Realized and unrealized gains and losses on securities owned are reported on a net basis in the statement of operations. Interest and dividends, both of which are recognized when earned, consist of interest earned on cash and certain securities owned, and dividends earned from securities owned. Dividend income is recognized on the ex-dividend date.

Compensation Plans

The Company participates in CAM's incentive stock plan that provides for grants of restricted stock unit (RSU) awards and stock option awards to certain employees of the Company. RSUs are convertible on a one-for-one basis into shares of CAM's common stock. The exercise price of stock option awards are based on CAM's common stock price at the time the awards are issued. The Company estimates the fair value of the options as of the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized based on the grant-date fair value of the award. The Company records compensation expense on a straight-line basis over the service period.

Income Taxes

The Company is organized as a single-member limited liability company and is a pass-through entity for federal income tax purposes and thus has no federal income tax liabilities. There are no uncertain tax positions that impact the Company's financial statements for the year ended December 31, 2012. Calamos Investments is subject to examination by U.S. Federal and State tax authorities for the years 2004 – 2006 and 2009 – 2012.

Use of Estimates in the Preparation of Financial Statements

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Subsequent Events

The Company has evaluated subsequent events through the date that this Annual Audited Report on Form X-17A-5 was filed with the U.S. Securities and Exchange Commission. During January 2013, Calamos Investments contributed $5,000,000 to the Company.

(2) Related-Party Transactions

Calamos Investments and certain of its affiliates share personnel, office space and equipment with the Company. Shared costs are allocated based on a management services agreement. Expenses allocated between the companies are included in the statement of operations. The following is a summary of these expenses for the year ended December 31, 2012:

Expenses allocated to the Company from Calamos Investments and affiliates:	
Occupancy and equipment	$2,148,590
Employee compensation and benefits	302,829
Other operating expenses	2,573,001
Total	5,024,420
Expenses allocated to Calamos Investments and affiliates from the Company:	
Employee compensation and benefits	2,051,468
Other operating expenses	542,601
Total	2,594,069
Net expenses allocated to the Company from Calamos Investments and affiliates	$2,430,351

The Company is party to an agreement with Calamos Advisors LLC (CAL), whereby CAL pays the Company for administrative services provided to existing and prospective shareholders of the Funds, among other services and activities. The Company received $10,749,902 for administrative services from CAL during the year ended December 31, 2012. These fees are reported within administrative services fees on the statement of operations.

As of December 31, 2012, the Company had receivables due from various affiliates of $622,776 and payables to various affiliates of $188,780 primarily related to its management services and administrative services agreements.

The Company is party to a non-recourse agreement with CAL to sell and transfer outright all of the Company's rights, title and interest in certain fee payments to CAL. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class B distribution fees; (b) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (c) contingent deferred sales charges on Class A, Class B and Class C shares of the Funds. In exchange for fees identified above, CAL agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) commission payments on Class B shares of the Funds; (c) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (d) other various amounts as agreed upon from time to time. For the year ended December 31, 2012, CAL paid $1,821,314 for fee payments on A, B and C fund share sales in accordance with the terms of the non-recourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2012, the Company earned $60,878,918 of distribution fees from the Funds that are not subject to the above mentioned agreement with CAL. These distribution fees are generally paid to brokers and other financial intermediaries and are reported as distribution expenses in the statement of operations. For the year ended December 31, 2012, the Company earned $648,415 of commission revenues, which represents front-end sales charges earned from the sale of open-end funds. Expenses and costs paid by the Company on behalf of the Funds are billed to and collected from the Funds. Uncollected commissions and distribution fees due from the Funds as of December 31, 2012 were $633,420.

(3) Securities Owned

As of December 31, 2012, securities owned at fair value consist of the following:

Securities owned	
Money market funds	$13,825,867
Equity mutual fund	3,570,961
Total securities owned	$17,396,828

The securities owned are U.S. based securities and the equity mutual fund is an affiliated mutual fund.

(4) Fair Value Measurements

The Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: Level 1 – observable inputs such as quoted prices in active markets; Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3 – unobservable inputs in which there is little or no market data, and require the reporting entity to develop its own assumptions. The Company uses an active market approach for recording the fair value of all of its investments in money market funds and equity mutual funds based on published net asset values. As of December 31, 2012, the fair value of these securities was $17,396,828, which was valued using Level 1 observable inputs. Transfers between levels are measured at the end of the reporting period. The Company had no transfers between levels during the reporting periods.

(5) Payable to Brokers

As of December 31, 2012, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $8,822,855.

(6) Profit Sharing Plan

The Company contributes to a defined contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of Calamos Investments and are primarily invested in Calamos sponsored funds. For the year ended December 31, 2012, the Company recorded expense for the contributions to the PSP Plan in the amount of $1,175,214. This expense is included in employee compensation and benefits on the statement of operations.

(7) Stock Based Compensation

Certain employees of the Company receive stock based compensation comprised of RSUs and stock options under CAM's incentive compensation plan, which is designed to retain key employees. A total of 10,000,000 shares of CAM's common stock may be granted under the plan.

RSUs entitle each recipient to receive a share of CAM's Class A common stock and a dividend equivalent to the actual dividends declared on CAM's Class A common stock. RSUs are granted with no strike price, and therefore, the Company receives no proceeds when the RSUs vest. These awards, including accrued dividends, vest at the end of the restriction period, generally not to exceed six years after the grant date, and are expensed on a straight-line basis over this period. For the year ended December 31, 2012, there were 42,688 RSUs with an estimated fair value of $525,062 awarded to employees of the Company in accordance with the provisions of the plan. A summary of the RSU activity for the year ended December 31, 2012 is as follows:

	Shares	Weighted Average Fair Value of RSUs Granted
Outstanding as of December 31, 2011	89,529	$12.60
Granted	42,688	12.30
Forfeited	(26,888)	13.08
Exercised upon vesting	(16,720)	8.91
Outstanding as of December 31, 2012	88,609	13.01

As of December 31, 2012, the Company had 88,609 RSUs outstanding with a weighted average remaining service period of 4 years and an aggregate intrinsic value of $1,152,778. The aggregate intrinsic value and the fair value of RSUs vested and exercised during 2012 was $148,995.

Stock options entitle each recipient to purchase a share of CAM's Class A common stock in exchange for the stated exercise price upon vesting of each award. Under the plan, the exercise price of each option, which has a 10-year life, equals the market price of CAM's stock on the date of grant. These awards vest at the end of the restriction period, generally between four and six years after the grant date. The fair value of the award is expensed on a straight-line basis over the vesting period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No awards were granted during 2012.

A summary of the stock option activity for the year ended December 31, 2012 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2011	31,460	$19.49
Granted	-	-
Forfeited	(10,008)	19.68
Exercised	-	-
Outstanding as of December 31, 2012	21,452	19.40

As of December 31, 2012, the Company had 21,452 stock options outstanding with a weighted average remaining contractual life of 4.9 years and no aggregate intrinsic value. There were 8,780 stock options granted under this plan that were exercisable as of December 31, 2012.

For the year ended December 31, 2012, the Company recorded compensation expense of $169,069 in connection with the RSUs and stock options. As of December 31, 2012, the Company has $467,932 of total unrecognized compensation expense related to non-vested RSU and stock options that are expected to be recognized over a weighted-average service period of 3.9 years.

(8) Concentration Risk

For the year ended December 31, 2012, 38%, 29% and 11% of the Company's distribution and service fees were derived from services provided to the Calamos Growth Fund, the Calamos Growth and Income Fund and the Calamos Convertible Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense is largely dependent on the level of assets under management.

(9) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, distribution agreements and service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(10) Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2012, the Company's net capital was $3,432,509, which was $2,489,478 in excess of its required net capital of $943,031, and its ratio of aggregate indebtedness to net capital was 4.12-to-1.

Schedule I

CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Computation of net capital:	
Total member's capital	$6,172,093
Deduct:	
Nonallowable assets:	
Receivables from affiliated funds	603,837
Receivables from affiliates	622,776
Prepaid expenses and other assets	237,289
Haircuts on securities positions	812,161
Undue concentration	463,521
Total deductions	2,739,584
Net capital	3,432,509
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	943,031
Net capital in excess of requirement	$2,489,478
Aggregate indebtedness – accounts payable, accrued expenses and other liabilities	$14,145,458
Ratio of aggregate indebtedness to net capital	4.12 to 1

Reconciliation with Company's computation included in Part II-A of Form X-17 A-5 as of December 31, 2012:	
Net capital as reported in Company's part II (unaudited) FOCUS report	$3,331,009
Decrease in accrued employee compensation and benefits	101,500
Net capital as reported in Company's audited report	$3,432,509

Schedule II

CALAMOS FINANCIAL SERVICES LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2012

Because the Company does not hold customer funds or safekeep customer securities it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III

CALAMOS FINANCIAL SERVICES LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2012

Because the Company does not hold customer funds or safekeep customer securities it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.



Independent Auditor's Report on Internal Control

To the Member of
Calamos Financial Services LLC
Naperville, Illinois

In planning and performing our audit of the financial statements of Calamos Financial Services LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Chicago, Illinois
February 27, 2013